Exhibit 4.1

150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20140795976-30
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/05/2014 3:30 PM
	Entity Number E0205312012-2

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

MEXICO SALES MADE EASY INC.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Class "A" Preferred Stock - See Certificate of Designation attached hereto.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

Exhibit 4.1 -- Page 1

Certificate of Designation For Nevada Corporations (pursuant to NRS 78.1955)

Mexico Sales Made Easy Inc.

Class "A" Preferred Stock, to consist of 10,000,000 shares of the 10,000,000 Authorized Preferred Stock; and have the following terms:

Class "A" Preferred Stock

1.
Designation and Amount. The shares of such series shall be designated as Class HA" Preferred Stock and the number of shares constituting such series shall be Ten Million (10,000,000) with a par value of $0.002 per share. Such number of shares may be increased or decreased from time-to-time by resolution of the Board of Directors; provided, however, that such number may not be decreased below the number of then currently outstanding shares of Class "A" Preferred Stock.

2.
Dividends and Distributions. The holders of this Preferred Stock shall be entitled to dividends, if any, as declared by the Company and shall participate pari passu with the Common Stock of the Company at the Conversion Rate in Section 4 (a) below.

3.	Voting Rights. The holders of shares of Class "A" Preferred Stock shall have the following rights:

a.   Number of Votes: Each holder of outstanding shares of Class "A" Preferred Stock shall be entitled to Ten (10) votes for each share of Class "A" Preferred Stock held on the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by Nevada statutes or Section 3(b) below), holders of Class "A" Preferred Stock shall vote together with the holders of Common Stock as a single class.

b. Adverse Effects. The Company shall not amend, alter or repeat the preferences, rights, powers or other terms of the Class "A" Preferred Stock so as to affect adversely the Class "A" Preferred Stock or the holders thereof without the written consent or affirmative vote of the holders of at least a majority of the outstanding Class "A" Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

4.	Conversion

a.	Conversion Rate. Each share of Class "A" Preferred Stock may be converted by the holder upon request of the holder into two (2) shares of Common Stock.

b.
Termination of Rights on Conversion. All shares of Class "A" Preferred Stock voluntary converted as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate on conversion, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Class "A" Preferred Stock so converted shall be retired and reduce the number of shares of designated Class "A" Preferred Stock only with such retired shares being then available for designation in another preferred class by the Board of Directors.

Exhibit 4.1 -- Page 2

c.
No Impairment. The Company will not, by amendment of its Articles of Incorporation or through any reorgani7..ation, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed here under by the Company, but will at all times in good faith assist in' the carrying out of all the provisions of this Section  4.  in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Class "A" Preferred Stock against impairment.

5. Liquidation, Dissolution or Winding Up

a.
Liquidation Value. Each share of the Class "A" Preferred Stock shall be deemed converted into shares of Common Stock at the Conversion Rate and shall participate pari passu with the Common Stock of the Company in the proceeds available to the Company's shareholders upon the liquidation, dissolution, or winding up the Company.

b.	Business Combinations. Neither the consolidation, merger or other business combination of the Company with or into any other person/s or entity nor the sale of all or substantially all of the assets of the Company shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this Section 5.

6. Miscellaneous Provisions

a.	Closing of Books. The Company will at no time close its transfer books against the transfer of any shares of Class "A" Preferred Stock or of any share of the Common Stock issued or issuable upon the conversion of Class "A" Preferred Stock in any manner which interferes with the timely conversion of such Class "N' Preferred Stock.

b.	Headings of Subdivisions. The headings of the various Sections and other subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

c.	Severability of Provisions. If any powers, preferences and relative participating, optional and other special rights of the Class "A" Preferred Stock and qualifications, limitations and restrictions thereon set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other powers, preferences and relative participating, optional and other special rights of Class "A" Preferred Stock and qualifications, limitations and restrictions thereon set forth therein which can be given effect without the invalid, unlawful or unenforceable powers, preferences and relative participating, optional and other special rights of Class "A" Preferred Stock and qualifications, limitations and restrictions thereon shall, nevertheless, remain in full force and effect, and no powers, preferences and relative participating, optional or other special rights of Class "A" Preferred Stock and qualifications, limitations and restrictions thereon herein set forth shall be deemed dependent upon any other such powers, preferences and relative participating, optional or other special rights of Class "A" preferred Stock and qualifications, limitations and restrictions thereon unless expressed herein.

Exhibit 4.1 -- Page 3